AKOUSTIS TECHNOLOGIES INC.

9805-H Northcross Center Court

Huntersville, NC 28078

Phone: (704) 997-5735 Fax: (704) 997-5734

October 14, 2015

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

Attn:       Katherine Wray

Melissa Walsh

Stephen Krikorian
Ji Shin

Re:         Akoustis Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 25, 2015

File No. 333-206186

Ladies and Gentlemen:

On behalf of Akoustis Technologies, Inc. a Nevada corporation (the “Company,” “we,” “us” or “our”), we submit the following response to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated October 8, 2015 (the “Comment Letter”), addressed to Jeffrey B. Shealy, Chief Executive Officer of the Company, relating to the above-captioned Amendment No. 1 to Registration Statement on Form S-1 filed by the Company on September 25, 2015 (the “Form S-1” or the “Registration Statement”). Set forth below are the Staff’s comments, indicated in bold.

General

1.	In several places throughout the registration statement, you state that descriptions of certain agreements are qualified in their entirety by reference to the full text of the agreements. As you are responsible for the accuracy of the information in the filing, this type of disclaimer is not appropriate. Please revise accordingly.

Description of Business

Challenges Faced By the Mobile Device Industry, Page 44

2.	We have reviewed the Mobile Experts report provided in response to prior comment 1, but were unable to locate support for the statement in your filing that “the demand for high frequency or ‘high band’ filters has exploded.” Please revise or advise.

We do not believe that either the comments or the changes required to address the comments are material to a prospective investor’s understanding of the Company. Accordingly, through our counsel, CKR Law LLP, we have proposed to address the required changes in a Rule 424(b)(3) filing to be made no later than one business day following the granting of effectiveness to the Registration Statement. In such Rule 424(b)(3) filing, all statements which provide that descriptions of certain agreements are qualified in their entirety by reference to the full text of such agreements shall be removed. Further, the statement that “demand for high frequency or ‘high band’ filters has exploded” will be replaced with a statement which provides “demand for high frequency or high band filters represents the single largest growth opportunity in the RF front end.”

* * * * *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter, and that based thereon, the Company will be permitted to request acceleration of the Registration Statement. Please confirm that this is the case.

If the Staff has any questions or comments with respect to our responses, please contact me at 704-997-5735.

Sincerely yours,

Akoustis Technologies, Inc.

/s/ Jeffrey B. Shealy

Jeffrey B. Shealy

Chief Executive Officer

cc:          Barrett S. DiPaolo, Esq.

Scott Rapfogel, Esq.

CKR Law LLP